# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MNTN, Inc., CIK 0001891027
CUSIP: 55318A108
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 823 Congress Avenue,, #1827,, Austin, Texas (TX), 78768
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002064393

## Reporting persons
- Baroda Ventures LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,711,098; sole dispositive power 0; shared dispositive power 6,711,098; aggregate amount beneficially owned 6,711,098 (12.2% of the class)
  Comment: Limited Liability Company
- David C. Bohnett: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,711,098; sole dispositive power 0; shared dispositive power 6,711,098; aggregate amount beneficially owned 6,711,098 (12.2% of the class)

## Item 1. Issuer
Name of issuer: MNTN, Inc.
Address of issuer's principal executive offices: 823 Congress Avenue, #1827, Austin, TX, 78768

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Baroda Ventures LLC

David C. Bohnett
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 9595 Wilshire Blvd., Suite 310, Beverly Hills, CA 90212.
Citizenship: Mr. Bohnett is a citizen of the United States. Baroda Ventures LLC is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented herein represents beneficial ownership of Class A Common Stock of the Issuer as of June 30, 2025, based upon 48,269,318 shares of Class A Common Stock outstanding as of June 30, 2025, as provided by the Issuer. The ownership information also assumes the conversion of the Class B common stock, par value $0.0001 per share ("Class B Common Stock") of the Issuer into shares of Class A Common Stock on a one-to-one basis.

Baroda Ventures LLC is the beneficial owner of 6,711,098 shares of Class A Common Stock underlying shares of Class B Common Stock held directly. David C. Bohnett is the manager and sole member of Baroda Ventures LLC, and as such, Mr. Bohnett may be deemed to share beneficial ownership of such securities.
Percent of class: 12.2%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 6,711,098
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 6,711,098

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Baroda Ventures LLC: /s/ David C. Bohnett, David C. Bohnett, Manager and Sole Member (08/14/2025)
- David C. Bohnett: /s/ David C. Bohnett, David C. Bohnett (08/14/2025)